Exhibit 99.5

Wi-LAN Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi-LAN INC. (the “Corporation”) will be held on Wednesday, April 27, 2011 at 10:00 a.m. (Ottawa, Ontario time) at the Hampton Inn Conference Centre, 200 Coventry Road, Ottawa, Ontario, K1K 4S3 (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2010, together with the report of the auditors of the Corporation thereon;

2.	to elect the directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration;

4.
to consider and, if thought appropriate, to approve, with or without variation, a resolution, as more particularly set forth in the Corporation’s March 18, 2011 Management Information Circular (the “Circular”), to confirm and approve a new Shareholder Rights Plan for the Corporation; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of Circular and a form of proxy accompany this Notice.

The Board of Directors of the Corporation has specified that proxies used at the Meeting or at any adjournment thereof must be deposited with the Assistant General Counsel & Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894 or with the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 or (416) 263-9524 and in any such case, not later than 10:00 a.m. (Ottawa, Ontario time) on April 25, 2011 or the last business day preceding any adjournment of the Meeting.

DATED at Ottawa, Ontario this 18th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Skippen
Chairman & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to the Assistant General Counsel & Corporate Secretary of the Corporation or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 10:00 a.m. (Ottawa, Ontario time) on April 25, 2011 or the last business day preceding any adjournment of the Meeting. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

Wi-LAN Inc.

Management Information Circular
March 18, 2011

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent to you in advance of the Annual and Special Meeting of Shareholders (the “Meeting”) of Wi-LAN Inc. (the “Corporation”) to be held at 10:00 a.m. (Ottawa, Ontario time) on Wednesday, April 27, 2011 at the Hampton Inn Conference Centre, 200 Coventry Road, Ottawa, Ontario, K1K 4S3.

This Circular includes information about the Corporation that the Corporation is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of March 18, 2011. All dollar amounts in this Circular are in Canadian dollars unless otherwise stated.

The Proxy

The Proxy is being solicited by the Corporation’s management for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, the Corporation’s directors, officers, employees and agents may solicit proxies by telephone, in writing or in person. The Corporation will pay for all costs of proxy solicitation.

The persons named in the Proxy are officers of the Corporation. You have the right to appoint a person or company (who need not be a shareholder of the Corporation) to represent you at the Meeting other than the persons designated in the Proxy.  You may do so either by inserting the person’s name in the blank space provided in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to the Corporation’s Assistant General Counsel & Corporate Secretary at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894, or to the Corporation’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524, no later than 10:00 a.m. (Ottawa, Ontario time) on April 25, 2011 or the last business day preceding any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to the Corporation’s Assistant General Counsel & Corporate Secretary or to Computershare in any of the manners described above, in either case at any time up to 10:00 a.m. (Ottawa, Ontario time) on April 25, 2011 or the last business day preceding any adjournment of the Meeting at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The officers of the Corporation named in the Proxy or any other person properly appointed by you as a proxy will vote or withhold from voting any common shares in the capital of the Corporation (“Common Shares”) held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

•	FOR the election of the directors named in this Circular;

•	FOR the appointment of the auditors of the Corporation named in this Circular; and

•	FOR the approval of a resolution of the shareholders to confirm and approve a new Shareholder Rights Plan of the Corporation (the “New Rights Plan”);

all as more fully set forth in this Circular.

Management of the Corporation knows of no amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of the Corporation’s directors or senior officers, or any associate or controlled corporation or any such person has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the election of directors.

Common Shares

Only the holders of record of Common Shares at the close of business on March 23, 2011 are entitled to receive notice of and vote at the Meeting. The failure of any shareholder to receive notice of a meeting of shareholders does not, however, deprive any such shareholder of a vote at the Meeting.

At March 18, 2011, 122,064,308 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

Insofar as the Corporation’s directors and senior officers are aware, as at March 18, 2011, based on publically available information, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the Common Shares.

Advice to Non-registered Holders of Common Shares

Only registered holders of Common Shares, or the persons that they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a “Non-registered Holder”) and are registered either:

1.
in the name of an intermediary (an “Intermediary”) that the Non-registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans; or

2.	in the name of The Canadian Depository for Securities Limited of which an Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-registered Holders of Common Shares.  If you are a Non-registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

If you did not object to your Intermediary disclosing your name to the Corporation, you will receive the Notice of Meeting and this Circular (collectively, the “Meeting Materials”), and a request for voting instructions from Computershare, the Corporation’s transfer agent.  If you objected to your Intermediary disclosing your name, you will receive the Meeting Materials from your Intermediary, together with either a request for voting instructions or a form of proxy.  Typically, Intermediaries will use a service company (such as Broadridge Financial Solutions) to forward the Meeting Materials to Non-registered Holders.

If you received these materials from Computershare Investor Services Inc.

By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided.  You may revoke your voting instructions at any time by written notice to Computershare, except that Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 10:00 a.m. (Ottawa, Ontario time) on April 25, 2011 or the last business day preceding any adjournment of the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting.  You (or the other person) must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the request for voting instructions and contact the Corporation or Computershare promptly if you need assistance.

If you received these materials from your Intermediary

If you are a Non-registered Holder and have received the Meeting Materials from your Intermediary or their service company, you will receive either a request for voting instructions or a form of proxy.  The purpose of these procedures is to permit Non-registered Holders to direct the voting of the Common Shares that they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A.	Request for Voting Instructions.

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided.  You may revoke your voting instructions at any time by written notice to your Intermediary, except that the Intermediary is not required to honour the revocation unless the revocation is received at least seven days before the meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting.  You (or the other person) must register with Computershare when you arrive at the Meeting.

or

B.	Form of Proxy.

The form of proxy has been signed by the Intermediary (typically by a fax, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you.  Otherwise, the form of proxy will be incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “The Proxy” above.

If you wish to attend the Meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.  To be valid, proxies must be deposited with the Corporation’s Assistant General Counsel & Corporate Secretary at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to (613) 688-4894, or to the Corporation’s transfer agent and registrar, Computershare, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524, no later than 10:00 a.m. (Ottawa, Ontario time) on April 25, 2011 or the last business day preceding any adjournment of the Meeting.  You must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the document which you have received and contact your Intermediary promptly if you need assistance.

PRESENTATION OF FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

The Corporation’s audited financial statements for the fiscal year ended December 31, 2010 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements are included in the Corporation’s 2010 Annual Report which has been mailed to shareholders. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

The Corporation has filed an Annual Information Form (the “AIF”) for its 2010 fiscal year and its 2010 Annual Report on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and management’s discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. In particular, Item 8 of the AIF includes the information that is required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the eight (8) nominees whose names are set forth below as members of the Corporation’s Board of Directors (the “Board”). Each director will hold office until the next annual meeting of the Corporation’s shareholders or until the election of his successor, unless his office is earlier vacated in accordance with the Corporation’s by-laws.

The Nominees

The following table sets forth the name, province (or state) and country of residence of each person proposed to be nominated by management for election as a director, all other positions and offices of the Corporation now held by him, his principal occupation, the year in which he first became a director of the Corporation, the numbers of Common Shares, deferred stock units (“DSUs”) under the Corporation’s Deferred Stock Unit Plan (the “DSU Plan”), restricted stock units (“RSUs”) under the Corporation’s 2007 Restricted Share Unit Plan (the “RSU Plan”) and vested in-the-money stock options (“Options”) under the Corporation’s 2001 Share Option Plan (the “Option Plan”) that he has advised the Corporation are beneficially owned, directly or indirectly, or over which control or discretion is exercised, by him as at March 18, 2011 and the aggregate value of those Common Shares, DSUs, RSUs and vested in-the-money Options as at March 18, 2011. The table also indicates whether each such person is a member of the Board’s audit committee (“Audit Committee”), compensation committee (“Compensation Committee”) or governance and nominating committee (“Governance Committee”); the Board does not have an executive committee.

Name, Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares	DSUs	RSUs	Vested In-the-Money Options	Value of Common Shares, DSUs, RSUs and Vested In-the-Money Options (1)

Robert S. Bramson (2) Haverford, Pennsylvania USA	2008	Partner, Bramson & Pressman	—	10,750.51	11,333	26,667	$241,556.73

Dr. Michel Tewfik Fattouche (3) Calgary, Alberta, Canada	2006	Professor of Electrical and Computer Engineering, University of Calgary	2,032,264	—	7,583	218,334	$13,833,413.32

John Kendall Gillberry (4) Milton, Ontario, Canada	2005	Chief Executive Officer, Utilitran Corporation	70,000	19,491.57	5,083	73,334	$868,060.63

William Keith Jenkins (3)(4) Calgary, Alberta, Canada	2005	Partner, Fraser Milner Casgrain LLP	30,000	21,371.97	7,583	68,334	$645,438.13

W. Paul McCarten (3) Toronto, Ontario, Canada	2010	Senior Partner, Borden Ladner Gervais LLP	20,000	1,728.30	3,000	—	$154,551.88

Jim Roche (2) Ottawa, Ontario, Canada	2010	President and CEO, Stratford Managers	10,000	2,587.68	3,000	—	$97,423.00

Name, Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares		DSUs	RSUs	Vested In-the-Money Options	Value of Common Shares, DSUs, RSUs and Vested In-the-Money Options (1)

Richard J. Shorkey (2)(4) Ottawa, Ontario, Canada	2007	Chartered Accountant / Consulting CFO	5,000	(5)	13,737.87	11,333	73,334	$464,912.51

James Douglas Skippen Ottawa, Ontario, Canada	2006	Chairman of the Board, President & Chief Executive Officer and Chief Legal Officer of the Corporation	407,900		—	125,833	173,334	$3,988,900.81

(1)
The value of the Common Shares, DSUs, vested RSUs and vested in-the-money Options is based on the closing price of the Common Shares on the Toronto Stock Exchange on March 18, 2011, which was $6.25 per Common Share without deducting any expenses for exercise or similar matters.

(2)	Compensation Committee member.
(3)	Governance Committee member.
(4)	Audit Committee member.
(5)	Common Shares held by Mr. Shorkey’s spouse.

Each of the above-mentioned persons was elected to his present term of office on the Board by a vote of the holders of Common Shares at a meeting of such shareholders, notice of which was accompanied by an information circular which contained certain required information relating to each such person.

Except as set forth below, no director or executive officer of the Corporation and, to the Corporation’s knowledge, no shareholder holding a sufficient number of the Corporation’s securities to materially affect its control is or was, in the 10 years preceding the date of this Circular, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Corporation’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) is subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007. The Corporation also understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

No director or executive officer of the Corporation and, to the knowledge of the Corporation, no shareholder holding a sufficient number of securities of the Corporation to materially affect its control, within the 10 years preceding the date of this Circular, has became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

           Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder’s Common Shares are to be withheld from voting in the election of directors.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Named Executive Officers

For the purposes of National Instrument 51-102 – “Continuous Disclosure Obligations” of the Canadian Securities Administrators, the Corporation’s named executive officers are its Chairman & Chief Executive Officer, James Skippen (the “CEO”), its Chief Financial Officer, Shaun McEwan, and its three other most highly compensated executive officers who earned total annual compensation during the fiscal year ended December 31, 2010 that exceeded $150,000 and who were serving as executive officers at that date, William Middleton, Najmul Siddiqui and Andrew Parolin (collectively, the “Named Executive Officers”). Mr. Siddiqui retired from WiLAN effective July 30, 2010, but he was the Corporation’s second most highly compensated officer for the fiscal year ended December 31, 2010.

Compensation Philosophy and Objectives

The Corporation believes that the quality, experience, skills, commitment and dedication of all of its employees, including the Named Executive Officers, are critical factors that affect its performance and ability to drive the long-term growth of shareholder value. These factors are reflected in the Corporation’s compensation philosophy that total compensation must be set at a competitive level to attract, motivate and retain the superior executive talent required to achieve the Corporation’s business objectives. Retaining superior executive talent requires a strong pay for performance compensation system which provides the opportunity for employees to earn above average compensation in return for achieving business and financial success, and the sustained delivery of the results, leadership and innovation necessary to drive the long-term growth of shareholder value. The Corporation also understands that it exists in a highly competitive market for superior executive talent and, consequently, considers personal and role-specific factors in determining executive compensation.

Elements of Compensation

Compensation of the Corporation’s executive officers, including the Named Executive Officers, consists of base salary, cash bonuses and equity and equity-related compensation in the form of Options, RSUs and the opportunity to participate in the Corporation’s Employee Stock Purchase Plan (the “Purchase Plan”).

The Board (including its Compensation Committee) and the Corporation’s management believes that although awards of cash bonuses and equity and equity related compensation may be related to base salary increases in appropriate circumstances, these compensation elements are also distinct and employees may, from time to time, receive any combination of increases to base salary, varying amounts of annual cash bonus, varying Option grants and/or varying RSU grants at the discretion of the Board, the Compensation Committee or the CEO, as may be applicable.

Minimum Equity Ownership Requirement

The Board has established a minimum equity ownership requirement for all officers having a “vice-president” or higher title including each of the current Named Executive Officers (each, a “Senior Officer”) pursuant to which, prior to the earlier of December 31, 2015 and the fifth anniversary of the Senior Officer joining the Corporation or becoming a Senior Officer, the Senior Officers must satisfy the following requirements (each, a “Minimum Equity Ownership Requirement”):

(1)
the CEO must own Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least twice the CEO’s then current base salary, of which the CEO must own Common Shares and DSUs equal to half of such amount;

(2)
each Named Executive Officer other than the CEO must own Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 100% of such Named Executive Officer’s then current base salary, of which such Named Executive Officer must own Common Shares and DSUs equal to half of such amount; and

(3)
each Senior Officer other than the Named Executive Officers must own Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 50% of such Senior Officer’s then current base salary, of which such Senior Officer must own Common Shares and DSUs equal to half of such amount.

The measurement of the value of each Senior Officer’s Common Share, DSU, vested in-the-money Option and RSU holdings will be made on December 31 of each year and shall be based on, for Common Shares, the higher of (a) the price actually paid or deemed to have been paid for Common Shares and (b) the closing price of the Common Shares on the TSX on that date, and for DSUs, vested in-the-money Options and RSUs, the closing price of the Common Shares on the date. Starting January 1, 2016, until such time as a Senior Officer satisfies the applicable Minimum Equity Ownership Requirement, that Senior Officer will receive all cash bonuses in the form of DSUs.

At December 31, 2010, the Named Executive Officers (other than Mr. Siddiqui who resigned from the Company effective July 30, 2010) owned the following Common Shares, vested in-the-money Options and RSUs (the respective values of which are based on the closing price of the Common Shares on the TSX on December 31, 2010, which was $6.40): Jim Skippen – 407,900 Common Shares, 173,334 vested in-the-money Options and 92,500 RSUs having an aggregate value of $3,881,630; Shaun McEwan – 35,000 Common Shares, 168,334 vested in-the-money Options and 46,000 RSUs having an aggregate value of $1,198,353; William Middleton – 42,200 Common Shares, 255,001 vested in-the-money Options and 46,000 RSUs having an aggregate value of $1,551,968; Andrew Parolin – 22,700 Common Shares, 115,001 vested in-the-money Options and 56,667 RSUs having an aggregate value of $991,001. No Named Executive Officer or other Senior Officer held any DSUs on December 31, 2010. If the Minimum Equity Ownership Requirements were in force at December 31, 2010, each of Messrs. Skippen, McEwan, Middleton and Parolin would satisfy their respective Minimum Equity Ownership Requirements.

Compensation and Performance Reviews

On an annual basis, the CEO works with the Corporation’s Director of Human Resources to determine a market value for each position in the Corporation. Individual employees’ compensation is reviewed and adjustments to compensation are considered where appropriate. Any changes to cash-based compensation must also be provided for or otherwise harmonize with the Corporation’s annual Board approved budget and awards of equity and equity-related compensation must take into account the Corporation’s equity and equity-related plans both individually and as a whole. Each employee is also assessed with respect to their current and anticipated future services to the Corporation, the relative business criticality of the position held, the base salary, cash bonuses and equity and equity-related compensation paid or granted to other employees and the desire to keep the Corporation’s overall compensation competitive.

In considering increases to or recommendations to increase base salary, the CEO and the Director of Human Resources also take into account individual performance and contribution to the Corporation’s overall goals. In considering payments of or recommendations to pay cash bonuses, the CEO and Director of Human Resources also take into account individual performance in conjunction with the individual’s manager, as well as the individual’s overall compensation. In considering equity and equity-related compensation, each individual’s existing Option and RSU holdings are taken into account. The CEO also consults with each employee’s manager to determine whether adjustments to base salary or cash bonus compensation are warranted; with respect to each of Messrs. McEwan, Middleton, Siddiqui and Parolin, their manager is the CEO. The CEO reports his determinations on Named Executive Offer compensation to the Compensation Committee and the Board as a whole.

Compensation matters relating to Messrs. Siddiqui and Parolin are determined by the CEO based on the considerations outlined above relating to these individuals’ respective performance and are reviewed by the Compensation Committee. Compensation matters relating to Messrs. McEwan and Middleton are determined by the Compensation Committee in consultation with the CEO and the Compensation Committee expressly takes into account the considerations outlined above as reported by the CEO with respect to these individuals’ respective performance. Compensation matters relating to Mr. Skippen are determined by the Board as a whole in conjunction with recommendations made by the Compensation Committee.

Except as discussed below with respect to the CEO, Named Executive Officers are generally not present for, nor do they participate in, Compensation Committee or Board discussions or approvals relating to their own compensation.

Base Salary

The CEO’s base salary is determined pursuant to the terms of an employment agreement with annual increases at the discretion of the Board. The Compensation Committee reviews the CEO’s base salary on an annual basis in light of his personal performance over the Corporation’s previous fiscal year and the Corporation’s performance as a whole, and recommends any increases to the Board for approval. Each of the Compensation Committee and the Board rely on open discussion both with the CEO and also in camera without the CEO present to determine any increases to the CEO’s base salary, the awarding of any annual cash bonus and any grants of Options or RSUs to the CEO. These discussions tend to be general in nature but incorporate analyses of the CEO’s performance and contribution to the Corporation’s overall goals and the Corporation’s performance.

The Compensation Committee reviewed Mr. Skippen’s base salary in December 2010 and recommended his salary be set at $410,040 for 2011 which recommendation was accepted and implemented by the Board.

Mr. McEwan’s and Mr. Middleton’s respective compensation is reviewed and approved by the Compensation Committee after consultation with, and upon the recommendation of, the CEO. The base salary of each of these Named Executive Officers is determined by the terms of their respective employment agreements with annual increases at the discretion of the Compensation Committee upon the recommendation of the CEO. The CEO and the Compensation Committee apply all of the individual and Corporation performance criteria discussed above relating to each such individual’s performance. Based on the CEO’s evaluation of each of Messrs. McEwan and Middleton, the CEO may recommend that the Compensation Committee make increases to their respective base salaries and award them cash bonuses, Options and/or RSUs. The Compensation Committee discusses these matters with the CEO and generally supports his recommendations.

After discussing these matters with the CEO, at Mr. McEwan’s and Mr. Middleton’s most recent respective annual reviews, the Compensation Committee increased Mr. McEwan’s base salary to $277,440 and Mr. Middleton’s base salary to $287,000.

Although the CEO has the authority to set Mr. Parolin’s compensation, the CEO reviews all such decisions with the Compensation Committee and any changes to Mr. Parolin’s compensation is approved by the CEO after the Compensation Committee’s review. Mr. Parolin’s base salary is determined by the terms of his employment agreement with annual increases at the CEO’s discretion. The CEO considers all of the individual and Corporation performance criteria discussed above relating to Mr. Parolin’s performance when evaluating whether annual increases are warranted. At his most recent annual review, Mr. Parolin’s base salary was increased to $225,000. As discussed above, Mr. Siddiqui retired from the Company effective July 30, 2010.

Variable Compensation – Cash Bonuses

The second element of the Corporation’s compensation program is cash bonuses.

All of the Corporation’s executive officers are entitled to receive annual cash bonuses which the Board and management believes play a key role in enabling the Corporation to attract, retain and motivate executive officers, the amounts of which are determined as described under “Base Salary” above.

In December 2010, the Compensation Committee or the CEO, as appropriate, determined that Messrs. McEwan, Middleton and Parolin receive annual cash bonuses for 2010 in the amounts of $8,000, $4,000 and $6,000, respectively.

The Board may, at its discretion, pay Mr. Skippen annual cash bonuses but, to date, has not paid any such annual bonuses. Pursuant to Mr. Skippen’s employment agreement with the Corporation, however, the Corporation is required to pay Mr. Skippen additional quarterly compensation equal to 2% of the Corporation’s licensing revenues as reported on its quarterly financial statements for the preceding quarter; the Board does not have any discretion to vary this entitlement. During the fiscal year ended December 31, 2010, Mr. Skippen received $798,125.12 in such additional quarterly compensation, of which $7,481.19 was incurred for the period ended December 31, 2009 but was paid in 2010.

Equity Compensation

The third element of the Corporation’s compensation program is equity and equity-related compensation.

Equity and equity-related compensation is specifically intended to more closely align employee (including Named Executive Officer) compensation with the financial interests of shareholders and to encourage employees to use their combined best efforts on behalf of the Corporation to improve its profits through increased revenues, reduction of costs and increased efficiency.

This component of the Corporation’s compensation program is based upon: (1) awards of Options under the Option Plan; (2) awards of RSUs under the RSU Plan; and (3) the ability to participate in the Purchase Plan.

The manner in which the Board, the Compensation Committee or the CEO, as may be applicable, determines the number of Options and/or RSUs to be awarded to Named Executive Officers is described above under the heading “Base Salary”.

Any of the Corporation’s employees may contribute up to 5% of their annual salary to purchase Common Shares under the Purchase Plan.

Options

See below under the heading “Option Plan” for more detailed information relating to the Option Plan.

On December 15, 2010, the Corporation granted Options to the Named Executive Officers and a number of other employees. The awards to each of the Named Executive Officers in fiscal 2010 were as follows: Mr. Skippen – 160,000 Options on December 15, 2010; Mr. McEwan – 80,000 Options on December 15, 2010; Mr. Middleton – 48,000 Options on December 15, 2010; and Mr. Parolin – 60,000 Options on December 15, 2010. The Options granted on December 15, 2010 were granted at an exercise price of $4.28, expire on the sixth anniversary of the date of grant, and vest one-third annually starting on the first anniversary of the date of grant.

Restricted Share Units

The purpose of the RSU Plan is to enhance the Corporation’s ability to provide eligible directors, officers and employees with the opportunity to acquire RSUs to allow them to participate in the Corporation’s long-term success and to promote a greater alignment of interest between the Corporation’s directors, officers, employees and shareholders.

Under the RSU Plan, subject to its specific conditions, holders of RSUs are entitled to be paid the fair market value of one (1) Common Share for each RSU that vests, which fair market value is determined at the close of trading on the trading date immediately preceding the vesting date. No Common Shares may be issued under the RSU Plan.

On January 1, 2010, the Corporation granted RSUs to the Named Executive Officers and a number of other employees. The awards to each of the Named Executive Officers were as follows: Mr. Skippen – 80,000 RSUs; Mr. McEwan – 46,000 RSUs; Mr. Middleton – 46,000 RSUs; and Mr. Parolin – 40,000 RSUs. One-third of each of these RSUs vested on January 1, 2011 with the balance of these RSUs vesting as to one-third on each of January 1, 2012 and January 1, 2013.

Employee Stock Purchase Plan

See below under the heading “Purchase Plan” for more detailed information relating to the Purchase Plan.

During the fiscal year ended December 31, 2010, all of the Named Executive Officers other than Mr. McEwan participated in the Purchase Plan, pursuant to which Mr. Skippen purchased a total of 10,900 Common Shares, Mr. Middleton purchased a total of 4,700 Common Shares, Mr. Siddiqui purchased a total of 4,900 Common Shares and Mr. Parolin purchased a total of 5,800 Common Shares.

Perquisites

No material additional benefits or perquisites are currently provided to Named Executive Officers that are not available to employees of the Corporation generally. Benefits that are generally extended to all employees include health, long-term disability, dental and group life insurance and an annual RRSP contribution equal to 3% of each employee’s salary for that calendar year subject to a maximum of the employee’s RRSP contribution limit for that calendar year.

Performance Graph

The chart below shows the Corporation’s cumulative total shareholder return for the period December 31, 2005 to December 31, 2010 and compares this cumulative total return with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period.

The trends shown by the performance graph set forth above represent an increase in cumulative total shareholder return though 2006, then a decline through to late 2008 and significant growth since late 2008.  An investment of $100 in the Company’s shares on December 31, 2005 would have been worth $853 on December 31, 2010 representing a compound annual growth of 54%.  In comparison, the S&P/TSX 300 Index reported a compound annual growth rate of 4% and the S&P/TSX Capped Info Tech index yielded a compound annual growth rate of 2%.

It is essential to note that in mid 2006, the Corporation terminated its previous products business in its entirety, terminated all of its employees and sold all of its related assets, restarting business as a technology development and licensing company with one employee, Mr. Skippen. Of the Named Executive Officers, Mr. Skippen announced he was joining the Corporation in May 2006, Mr. Middleton joined in August 2006, Mr. Parolin joined in April 2007, Mr. Siddiqui joined in July 2007 and Mr. McEwan joined in February 2008.

Summary Compensation Table

The table below shows the compensation paid to the Named Executive Officers in respect of the fiscal year ended December 31, 2010 and the Corporation’s two previous fiscal years, being the fourteen months ended December 31, 2009 and the fiscal year ended October 31, 2008.

							Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share-Based Awards		Option- Based Awards (1)	Annual Incentive Plans		Long-Term Incentive Plans		All Other Compensation (2)	Total Compensation

James D. Skippen	2010	$401,712		$210,400	(3)	$275,200	$798,125	(4)	—		—	$1,685,437
Chairman, President,	2009	$441,510	(5)	$47,250	(6)	$436,500	$976,004	(4)	$250,000	(7)	—	$2,151,264
Chief Executive Officer	2008	$365,000		—		$20,600	$402,662	(4)	$944,096	(7)	—	$1,732,358

Shaun McEwan	2010	$271,659		$120,980	(8)	$137,600	$8,000		—		—	$538,239
Chief Financial	2009	$297,115	(9)	—		$266,000	$65,000		—		—	$628,115
Officer	2008	$175,269	(10)	—		$389,200	$36,750		—		—	$601,219

William R. Middleton	2010	$284,815		$120,980	(11)	$82,560	$4,000		—		—	$492,355
Senior Vice President,	2009	$315,000	(12)	—		$266,000	$70,000		—		—	$651,000
and General Counsel	2008	$260,000		—		$43,800	$52,000		—		—	$355,800

Najmul H. Siddiqui	2010	$579,721	(13)	—		—	—		—		—	$579,721
President, Digital TV	2009	$257,654	(14)	—		$27,300	—		—		—	$284,954
Technologies	2008	$220,000		—		$10,300	$11,000		—		—	$241,300

Andrew Parolin	2010	$216,596		$105,200		$103,200	$6,000		—		—	$430,996
Senior Vice	2009	$237,693	(16)	$63,000	(17)	$222,800	$32,000		—		—	$555,493
President, Licensing	2008	$198,000		—		$51,500	$29,700		—		—	$279,200

Notes:

(1)
The Corporation grants Options to its directors, officers and employees. The valuation of these option-based awards is based on the value determined in accordance with Canadian Institute of Chartered Accountants Handbook Section 3870 under the Black Scholes option valuation model at the time of the grant under the following weighted average assumptions:

	2010 Fiscal Year	2009 Fiscal Year	2008 Fiscal Year
Expected volatility	57.0%	73.0%	81.0%
Risk-free interest rate	2.1%	1.6%	3.3%
Dividend yield	1.1%	0.5%	0.0%

(2)	The value of perquisites and benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of such officer’s salary and bonus.

(3)
Represents the value of 80,000 RSUs granted to Mr. Skippen on January 1, 2010 which vested as to 26,667 RSUs on January 1, 2011 and will vest as to 26,666 RSUs on each of January 1, 2012 and January 1, 2013. On the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009. The actual value received by Mr. Skippen on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(4)	This amount represents commissions equal to 2% of the Corporation’s gross licensing revenues in the indicated fiscal year pursuant to Mr. Skippen’s employment contract with the Corporation.

(5)	Represents Mr. Skippen’s annual salary of $383,250 for the fourteen-month period from November 1, 2008 to December 31, 2009.

(6)
Represents the value of 37,500 RSUs granted to Mr. Skippen on November 1, 2008 which vested as to 12,500 RSUs on each of November 1, 2009 and November 1, 2010 and will vest as to 12,500 RSUs on November 1, 2011. On the date of grant, these RSUs had a value of $1.26 each, equal to the closing price of the Common Shares on October 31, 2008. The actual value received by Mr. Skippen on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(7)
This amount represents $250,000 in bonus payment and payments relating to RSUs that vested in the Corporation’s 2009, 2008 and 2007 fiscal years, which payments were made to make Mr. Skippen whole for compensation from his former employer (including stock options, deferred stock units and bonus payments) that he sacrificed when he joined the Corporation in 2006.

(8)
Represents the value of 46,000 RSUs granted to Mr. McEwan on January 1, 2010 which vested as to 15,334 RSUs on January 1, 2011 and will vest as to 15,333 RSUs on each of January 1, 2012 and January 1, 2013. On the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009. The actual value received by Mr. McEwan on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(9)	Represents Mr. McEwan’s annual salary of $257,500 for the fourteen-month period from November 1, 2008 to December 31, 2009.

(10)	Mr. McEwan was appointed as the Corporation’s Chief Financial Officer on February 15, 2008 with an annual salary of $245,000.

(11)
Represents the value of 46,000 RSUs granted to Mr. Middleton on January 1, 2010 which vested as to 15,334 RSUs on January 1, 2011 and will vest as to 15,333 RSUs on each of January 1, 2012 and January 1, 2013. On the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009. The actual value received by Mr. Middleton on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(12)	Represents Mr. Middleton’s annual salary of $273,000 for the fourteen-month period from November 1, 2008 to December 31, 2009.

(13)
Includes the amount of $446,600 paid to Mr. Siddiqui as two years’ severance in accordance with the terms of his employment agreement with the Corporation upon his retirement from WiLAN effective July 30, 2010.

(14)	Represents Mr. Siddiqui’s annual salary of $223,300 for the fourteen-month period from November 1, 2008 to December 31, 2009.

(15)
Represents the value of 40,000 RSUs granted to Mr. Parolin on January 1, 2010 which vested as to 13,334 RSUs on January 1, 2011 and will vest as to 13,333 RSUs on each of January 1, 2012 and January 1, 2013. On the date of grant, these RSUs had a value of $2.63 each, equal to the closing price of the Common Shares on December 31, 2009. The actual value received by Mr. Parolin on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(16)	Represents Mr. Parolin’s annual salary of $206,000 for the fourteen-month period from November 1, 2008 to December 31, 2009.

(17)
Represents the value of 50,000 RSUs granted to Mr. Parolin on November 1, 2008 which will vest as to 16,667 RSUs on each of November 1, 2009 and November 1, 2010 and 16,666 RSUs on November 1, 2011. On the date of grant, these RSUs had a value of $1.26 each, equal to the closing price of the Common Shares on October 31, 2008. The actual value received by Mr. Parolin on the vesting of any of the RSUs, if any, will differ from their grant date valuation.

(18)
Mr. Parolin was appointed as the Corporation’s Vice President, Business Development on April 28, 2007 with an annual salary of $185,000. Mr. Parolin currently serves as the Corporation’s Vice President, Wireless Technologies.

Incentive Plan Awards

General information on the Corporation’s incentive plans is provided under the heading “Security Based Compensation Arrangements” below.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the Options that had been granted and were outstanding to any of the Named Executive Officers as at December 31, 2010.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (1)	Number of Shares or Units of Shares that Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(3)

James D. Skippen	20,000	$1.91	June 5, 2013	$89,800	92,500	$592,000
	100,000	$1.88	June 5, 2014	$678,000	—	—
	240,000	$2.53	December 16, 2015	$928,800	—	—
	160,000	$4.28	December 15, 2016	$339,200	—	—

Shaun McEwan	150,000	$2.15	March 10, 2013	$637,500	46,000	$294,400
	13,333	$1.91	June 5, 2013	$59,865	—	—
	66,667	$1.88	June 5, 2014	$301,335	—	—
	140,000	$2.53	December 16, 2015	$541,800	—	—
	80,000	$4.28	December 15, 2016	$169,600	—	—

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (1)	Number of Shares or Units of Shares that Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(3)
William R.	100,000	$2.88	October 1, 2012	$352,000	46,000	$294,400
Middleton	20,000	$2.15	March 10, 2013	$85,000	—	—
	20,000	$1.91	June 5, 2013	$89,800	—	—
	100,000	$1.88	June 5, 2014	$452,000	—	—
	140,000	$2.53	December 16, 2015	$541,800	—	—
	48,000	$4.28	December 15, 2016	$101,760	—	—

Najmul H. Siddiqui	3,333	$1.91	June 5, 2013	$14,965	—	—
	20,000	$1.88	June 5, 2014	$90,400	—	—

Andrew Parolin	50,000	$1.91	June 5, 2013	$224,500	56,667	$362,669
	80,000	$1.88	June 5, 2014	$361,600	—	—
	120,000	$2.53	December 16, 2015	$367,650	—	—
	60,000	$2.53	December 15, 2016	$127,200	—	—

Notes:

(1)
Represents the difference between the market value of the Common Shares on December 31, 2010, based on the closing price on the TSX of the Common Shares of $6.40 on that date, and the exercise price of the relevant Options.

(2)	Represents unvested RSUs held at December 31, 2010.

(3)	Represents the payout value of unvested RSUs on December 31, 2010 based on the closing price on the TSX of the Common Shares of $6.40 on that date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the fiscal year ended December 31, 2010.

Name	Option-Based Awards – Value Vested During the Year ($)		Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

James D. Skippen	$150,467	(1)	$62,500	(2)	$798,125

Shaun McEwan	$152,819	(3)	—		$8,000

William R. Middleton	$171,618	(4)	—		$4,000

Najmul H. Siddiqui	—		—		—

Andrew Parolin	$151,101	(5)	$83,335	(6)	$6,000

Notes:

(1)
Represents the vesting of (a) 6,667 Options having an exercise price of $1.91 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12, (b) 80,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(2)	Represents payments in respect of 12,500 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00.

(3)
Represents the vesting of (a) 75,000 Options having an exercise price of $2.15 on March 10, 2010 on which date the closing price of the Common Shares on the TSX was $3.08, (b) 1 Option having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (c) 46,667 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(4)
Represents the vesting of (a) 25,000 Options having an exercise price of $2.88 on October 1, 2010 on which date the closing price of the Common Shares on the TSX was $4.26, (b) 5,000 Options having an exercise price of $2.15 on March 10, 2010 on which date the closing price of the Common Shares on the TSX was $3.08, (c) 6,667 Options having an exercise price of 1.91 on June 5, 2010 on which the closing price of the Common Shares on the TSX was $3.12, (d) 33,334 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (e) 46,667 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(5)
Represents the vesting of (a) 16,667 Options having an exercise price of 1.91 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12, (b) 26,667 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (c) 40,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(6)	Represents payments in respect of 16,667 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00.

Termination and Change of Control Benefits

Pursuant to James Skippen’s employment agreement with the Corporation, as amended, if Mr. Skippen’s employment is terminated without cause, he is entitled to receive a payment of $1,750,000, outplacement services having a value of up to $40,000, immediate vesting of any DSUs and RSUs, immediate vesting of all unvested Options which shall remain exercisable for their respective terms, two years’ benefits or payment of an equivalent value, and retention of computer and cell phone on termination. Pursuant to this agreement, Mr. Skippen has also agreed not to reveal any of the Corporation’s confidential information following his termination and not to directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation for 12 months following his termination.

Pursuant to Shaun McEwan’s employment agreement with the Corporation, as amended, if Mr. McEwan’s employment is terminated without cause, he is entitled to receive a payment equal to twelve months’ base salary and the value of twelve months’ benefits. Pursuant to this agreement, Mr. McEwan has also agreed not to reveal any of the Corporation’s confidential information following his termination, not to directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation for two years following his termination and not to, directly or indirectly, induce any employee of the Corporation to leave the employ of the Corporation for two years following his termination.

Pursuant to William Middleton’s employment agreement with the Corporation, if Mr. Middleton’s employment is terminated by the Corporation without cause, he is entitled to be paid the equivalent of twelve months’ base salary and target bonus and immediate vesting of all unvested Options. All of Mr. Middleton’s unvested Options will also immediately vest upon any acquisition of at least 25% of the Corporation’s Common Shares together with the election or appointment of a majority of the Board who are not incumbent directors.

Pursuant to Najmul Siddiqui’s employment agreement with the Corporation, if Mr. Siddiqui’s employment with the Corporation terminates prior to August 12, 2013, he will be paid the equivalent of two years’ salary, which amount shall be decreased to one year’s salary if his employment terminates following August 12, 2013. Pursuant to this agreement, Mr. Siddiqui has also agreed not to reveal any of the Corporation’s confidential information following his termination and not to directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation. Mr. Siddiqui retired from the Company on July 30, 2010.

Pursuant to Andrew Parolin’s employment agreement with the Corporation, if Mr. Parolin’s employment with the Corporation is terminated without cause, he will be paid the equivalent of twelve months’ salary plus he is entitled to receive outplacement services having a value up to $20,000. Pursuant to this agreement, Mr. Parolin has also agreed not to reveal any of the Corporation’s confidential information following his termination and not to directly or indirectly advise, consult or provide services to any person engaged in licensing negotiations or litigation with the Corporation for 12 months following his termination.

Unless otherwise specified in a Named Executive Officer’s agreements with the Corporation, the Option Plan provides that all unvested Options previously granted to a Named Executive Officer will lapse upon termination of employment and any vested Options will remain exercisable for a period of 90 days after a Named Executive Officer’s termination before expiring.

Also pursuant to the Option Plan, unless otherwise specified in a Named Executive Officer’s agreements with the Corporation, upon any acquisition of beneficial ownership by any person or group of persons of more than 50% of the combined voting power of the Corporation’s outstanding securities or any approval of the acquisition of the Corporation or all or substantially all of its business by amalgamation, arrangement or otherwise (a “Change of Control”), unless determined otherwise by the Board in its sole discretion, (a) all outstanding but unvested Options shall vest immediately upon the occurrence of the Change of Control and (b) any outstanding Option having an exercise price higher than the highest price paid in any transaction related to the Change of Control shall be paid out to the holder thereof at an amount equal to the difference between the exercise price and such highest price upon the occurrence of the Change of Control. The Board has the right in its sole discretion, however, to provide for the conversion or exchange of outstanding Options that are not otherwise exercised or terminated into securities of the entity resulting from the Change of Control.

Unless otherwise specified in a Named Executive Officer’s agreements with the Corporation, the RSU Plan provides that (a) upon a Named Executive Officer’s voluntary termination or termination for cause, all unvested RSUs shall immediately cease, be forfeited and be of no further force or effect and (b) upon a Named Executive Officer’s termination without cause, a number of unvested RSUs proportionate to the month of termination will vest in accordance with the RSU Plan, with all remaining unvested RSUs immediately ceasing, being forfeit and having no further force or effect. Also pursuant to the RSU Plan, unless otherwise specified in a Named Executive Officer’s agreements with the Corporation, upon any Change of Control, the Board in its sole discretion may (a) cancel any unvested RSUs, (b) provide for the conversion or exchange of unvested RSUs into securities of the entity resulting from the Change of Control or (c) cause any unvested RSUs to vest and be paid out at a price per RSU equal to the highest price paid in any transaction related to the Change of Control within 30 days of the occurrence of the Change of Control.

Participation under the Purchase Plan terminates immediately upon the termination of a Named Executive Officer’s employment with the Corporation for any reason with any payroll deductions credited to a Named Executive Officer’s Purchase Plan account used to purchase Common Shares on the next purchase date under the Purchase Plan. In the event of a proposed sale of all or substantially all of the assets of the Corporation or a merger of the Corporation with or into another corporation, the Corporation must require each outstanding right under the Purchase Plan to be assumed or an equivalent right to be substituted by the successor or purchaser corporation.

Payments on Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the Named Executive Officers assuming termination on December 31, 2010.

Name	Salary Based Entitlements	Other Cash Based Entitlements	Other Incentive Plan Based Entitlements

James D. Skippen	$1,750,000	$89,952	$1,722,730

Shaun McEwan	$277,440	$7,725	$98,131

William R. Middleton	$287,000	—	$1,010,731

Najmul H. Siddiqui (1)	$446,600	—	—

Andrew Parolin	$225,000	$20,000	$103,109

Notes:

(1)	Mr. Siddiqui retired from the Company effective July 30, 2010.

Director Compensation

The following table provides information regarding compensation paid to non-executive members of the Board during the fiscal year ended December 31, 2010.

Name	Fees Earned ($)	Share-Based Awards ($)		Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)

Robert Bramson	$8,000	$33,285	(2)	$34,400	—	—		$75,685

Dr. Michel Fattouche	$22,000	—		$34,400	—	$103,373	(3)	$159,773

John Gillberry	$16,500	$15,503	(4)	$34,400	—	—		$66,403

William Jenkins	$13,500	$25,582	(5)	$34,400	—	—		$73,482

Paul McCarten	$5,500	$6,827	(6)	$39,411	—	—		$46,238

Jim Roche	—	$6,827	(7)	$39,411	—	—		$46,238

Richard Shorkey	$21,000	$38,880	(8)	$34,400	—	—		$94,280

Notes:

(1)
The Corporation grants Options to its directors, officers and employees. The valuation of these option-based awards is based on the value determined in accordance with Canadian Institute of Chartered Accountants Handbook Section 3870 under the Black Scholes option valuation model at the time of the grant under the following weighted average assumptions:

	2010 Fiscal Year	2009 Fiscal Year	2008 Fiscal Year
Expected volatility	57.0%	73.0%	81.0%
Risk-free interest rate	2.1%	1.6%	3.3%
Dividend yield	1.1%	0.5%	0.0%

(2)
Represents the grants of 3,787.07 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 28.31 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 2,414.60 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 24.72 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15, 2,639.75 DSUs for the quarter ended June 30, 2010 on which the closing price of the Common Shares on the TSX was $3.22, 31.59 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52 and 1,824.47 DSUs for the quarter ended September 30, 2010 on which the closing price of the Common Shares on the TSX was $4.23.

(3)	Represents amounts paid to Dr. Fattouche for providing certain consulting services to the Corporation.

(4)
Represents the grants of 3,471.48 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 129.12 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 1,943.46 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 76.77 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15 and 68.97 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52.

(5)
Represents the grants of 4,260.46 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 127.94 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 2,385.16 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 24.72 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15, 69.98 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52 and 1,595.74 DSUs for the quarter ended September 30, 2010 on which the closing price of the Common Shares on the TSX was $4.23.

(6)
Represents the grants of 477.78 DSUs for the quarter ended June 30, 2010 on which date the closing price of the Common Shares on the TSX was $3.22, 1.70 DSUs as at September 15, 2010 on which date the closing price of the Common Shares on the TSX was $3.52 and 1,248.82 DSUs for the quarter ended September 30, 2010 on which date the closing price of the Common Shares on the TSX was $4.23.

(7)
Represents the grants of 477.78 DSUs for the quarter ended June 30, 2010 on which date the closing price of the Common Shares on the TSX was $3.22, 1.70 DSUs as at September 15, 2010 on which date the closing price of the Common Shares on the TSX was $3.52 and 1,248.82 DSUs for the quarter ended September 30, 2010 on which date the closing price of the Common Shares on the TSX was $4.23.

(8)
Represents the grants of 6,627.38 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 49.54 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 3,710.25 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 41.22 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15, 3260.87 DSUs for the quarter ended June 30, 2010 on which the closing price of the Common Shares on the TSX was $3.22 and 48.61 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52.

During fiscal 2011, subject to the minimum share ownership requirement discussed below, each non-executive member of the Board other than the Lead Director of the Board is entitled to an aggregate fee in the amount of $27,000 and the Lead Director is entitled to an aggregate fee in the amount of $37,000. The chairs of each of the Audit Committee and the Compensation Committee are each entitled to additional fees in the amount of $12,000 and the chair of the Governance Committee is entitled to an additional fee in the amount of $6,000. Members of the Board who attend meetings in person in Ottawa are entitled to additional fees in the amount of $1,500 each per meeting attended. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Minimum share ownership requirement

The Board has established a minimum share ownership requirement for non-executive directors under which each such director must own Common Shares and/or DSUs having an aggregate value of $50,000 prior to the earlier of March 4, 2014 and five years after joining the Board. Until such time as a non-executive director holds Common Shares and/or DSUs having an aggregate value of $50,000, however, that director will receive all fees for serving on the Board in the form of DSUs. At March 18, 2011, the current non-executive members of the Board owned the following Common Shares and DSUs (the value of the Common Shares and DSUs is based on the closing price of the Common Shares on the TSX on March 18, 2011, which was $6.25): Robert S. Bramson – 0 Common Shares and 10,750.51 DSUs having an aggregate value of $67,190.69; Dr. Michel T. Fattouche – 2,032,264 Common Shares  having an aggregate value of $12,701,650.00; John K. Gillberry – 70,000 Common Shares and 19,491.57 DSUs having an aggregate value of $559,322.31; William K. Jenkins – 30,000 Common Shares and 21,371.97 DSUs having an aggregate value of $321,074.81; W. Paul McCarten – 20,000 Common Shares and 1,728.30 DSUs having an aggregate value of $135,801.88; Jim Roche – 0 Common Shares and 2,587.68  DSUs having an aggregate value of $78,673.00; and Richard J. Shorkey – 5,000 Common Shares (beneficially held by his spouse) and 13,737.87 DSUs having an aggregate value of $117,111.69.

Directors’ Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the options that had been granted and were outstanding to any of the members of the Board as at December 31, 2010.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (1)	Number of Shares or Units of Shares that Have Not Vested (#)(2)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(3)

Robert Bramson	20,000	$1.88	June 5, 2014	$90,400	8,333	$53,331
	30,000	$2.53	December 16, 2015	$116,100	—	—
	20,000	$4.28	December 15, 2016	$42,400	—	—

Dr. Michel	100,000	$0.72	April 20, 2011	$568,000	4,583	$29,331
Fattouche	75,000	$1.51	July 6, 2011	$366,750	—	—
	25,000	$1.91	June 5, 2013	$112,250	—	—
	20,000	$1.88	June 5, 2014	$90,400	—	—
	30,000	$2.53	December 16, 2015	$116,100	—	—
	20,000	$4.28	December 15, 2016	$42,400	—	—

John Gillberry	30,000	$2.88	October 1, 2012	$105,600	2,083	$13,331
	25,000	$1.91	June 5, 2013	$112,250	—	—
	20,000	$1.88	June 5, 2014	$90,400	—	—
	30,000	$2.53	December 16, 2015	$116,100	—	—
	20,000	$4.28	December 15, 2016	$42,400	—	—

William Jenkins	100,000	$0.72	April 20, 2011	$568,000	4,583	$29,331
	25,000	$1.51	July 6, 2011	$122,250	—	—
	25,000	$1.91	June 5, 2013	$112,250	—	—
	20,000	$1.88	June 5, 2014	$90,400	—	—
	30,000	$2.53	December 16, 2015	$116,100	—	—
	20,000	$4.28	December 15, 2016	$42,400	—	—

W. Paul McCarten	29,411	$3.40	August 11, 2016	$88,233	—	—

Jim Roche	29,411	$3.40	August 11, 2016	$88,233	—	—

Richard Shorkey	30,000	$2.88	October 1, 2012	$105,600	8,333	$53,331
	25,000	$1.91	June 5, 2013	$112,250	—	—
	20,000	$1.88	June 5, 2014	$90,400	—	—
	30,000	$2.53	December 16, 2015	$116,100	—	—
	20,000	$4.28	December 15, 2016	$42,400	—	—

Notes:

(1)
Represents the difference between the market value of the Common Shares on December 31, 2010, based on the closing price on the TSX of the Common Shares of $6.40 on that date, and the exercise price of the relevant Options.

(2)	Represents unvested RSUs held at December 31, 2010.

(3)	Represents the payout value of unvested RSUs on December 31, 2010 based on the closing price on the TSX of the Common Shares of $6.40 on that date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each member of the Board, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the fiscal year ended December 31, 2010.

Name	Option-Based Awards – Value Vested During the Year ($)		Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Robert Bramson	$26,067	(1)	$74,950	(2)	—

Dr. Michel Fattouche	$36,150	(3)	$22,915	(4)	—

John Gillberry	$46,500	(5)	$25,918	(6)	—

William Jenkins	$36,150	(7)	$48,497	(8)	—

W. Paul McCarten	—		$6,827	(9)	—

Jim Roche	—		$6,827	(10)	—

Richard Shorkey	$46,500	(11)	$80,545	(12)	—

Notes:

(1)
Represents the vesting of (a) 6,667 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (b) 10,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(2)
Represents (a) a payment in respect of 8,333 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00 and (b) the grants of 3,787.07 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 28.31 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 2,414.60 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 24.72 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15, 2,639.75 DSUs for the quarter ended June 30, 2010 on which the closing price of the Common Shares on the TSX was $3.22, 31.59 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52 and 1,824.47 DSUs for the quarter ended September 30, 2010 on which the closing price of the Common Shares on the TSX was $4.23.

(3)
Represents the vesting of (a) 8,333 Options having an exercise price of 1.91 on June 5, 2010 on which the closing price of the Common Shares on the TSX was $3.12, (b) 6,667 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (c) 10,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(4)	Represents a payment in respect of 4,583 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00.

(5)
Represents the vesting of (a) 10,000 Options having an exercise price of $2.88 on October 1, 2010 on which date the closing price of the Common Shares on the TSX was $4.26, (b) 8,333 Options having an exercise price of 1.91 on June 5, 2010 on which the closing price of the Common Shares on the TSX was $3.12, (c) 6,667 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (d) 10,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(6)
Represents (a) a payment in respect of 2,083 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00 and (b) the grants of 3,471.48 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 129.12 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 1,943.46 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 76.77 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15 and 68.97 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52.

(7)
Represents the vesting of (a) 8,333 Options having an exercise price of 1.91 on June 5, 2010 on which the closing price of the Common Shares on the TSX was $3.12, (b) 6,667 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (c) 10,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(8)
Represents (a) a payment in respect of 4,583 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00 and (b) the grants of 4,260.46 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 127.94 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 2,385.16 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 24.72 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15, 69.98 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52 and 1,595.74 DSUs for the quarter ended September 30, 2010 on which the closing price of the Common Shares on the TSX was $4.23.

(9)
Represents the grants of 477.78 DSUs for the quarter ended June 30, 2010 on which date the closing price of the Common Shares on the TSX was $3.22, 1.70 DSUs as at September 15, 2010 on which date the closing price of the Common Shares on the TSX was $3.52 and 1,248.82 DSUs for the quarter ended September 30, 2010 on which date the closing price of the Common Shares on the TSX was $4.23.

(10)
Represents the grants of 477.78 DSUs for the quarter ended June 30, 2010 on which date the closing price of the Common Shares on the TSX was $3.22, 1.70 DSUs as at September 15, 2010 on which date the closing price of the Common Shares on the TSX was $3.52 and 1,248.82 DSUs for the quarter ended September 30, 2010 on which date the closing price of the Common Shares on the TSX was $4.23.

(11)
Represents the vesting of (a) 10,000 Options having an exercise price of $2.88 on October 1, 2010 on which date the closing price of the Common Shares on the TSX was $4.26, (b) 8,333 Options having an exercise price of 1.91 on June 5, 2010 on which the closing price of the Common Shares on the TSX was $3.12, (c) 6,667 Options having an exercise price of $1.88 on June 5, 2010 on which date the closing price of the Common Shares on the TSX was $3.12 and (d) 10,000 Options having an exercise price of $2.53 on December 16, 2010 on which date the closing price of the Common Shares on the TSX was $4.31.

(12)
Represents (a) a payment in respect of 8,333 RSUs that vested on November 1, 2010 on which date the closing price of the Common Shares on the TSX was $5.00 and (b) the grants of 6,627.38 DSUs for the quarter ended December 31, 2009 on which the closing price of the Common Shares on the TSX was $2.63, 49.54 DSUs as at March 15, 2010 on which the closing price of the Common Shares on the TSX was $3.01, 3,710.25 DSUs for the quarter ended March 31, 2010 on which the closing price of the Common Shares on the TSX was $2.83, 41.22 DSUs as at June 15, 2010 on which the closing price of the Common Shares on the TSX was $3.15, 3260.87 DSUs for the quarter ended June 30, 2010 on which the closing price of the Common Shares on the TSX was $3.22 and 48.61 DSUs as at September 15, 2010 on which the closing price of the Common Shares on the TSX was $3.52.

Security-Based Compensation Arrangements

Option Plan

The Option Plan was established in 2001, replacing the Corporation’s prior option plan, and has been amended in each of 2005, 2006, 2007, 2008 and 2010. Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any Common Shares issuable under the DSU Plan, the Purchase Plan and any other equity compensation plan. The Option Plan is in place to assist the Corporation in attracting, retaining and motivating directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Participants”) and to closely align their personal interests with those of the Corporation’s shareholders by providing Participants with the opportunity, through Options, to acquire Common Shares.

The Option Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the Option Plan, to interpret the Option Plan, to amend or discontinue the Option Plan and to make all other determinations deemed necessary or advisable for the administration of the Option Plan. This includes the discretion to decide who will participate in the Option Plan. Under the provisions of the Option Plan, the Compensation Committee has delegated authority to the CEO who has been authorized to award grants to any new employee or consultant up to 200,000 Options and top any existing employee or consultant (other than himself, the Chief Financial Officer or the General Counsel) up to 125,000 Options in any year.

The period during which an Option may be exercised (the “Exercise Period”), subject to the provisions of the Option Plan requiring acceleration of rights of exercise, is the period determined by the Compensation Committee at the time of grant, provided that no Option may be exercised beyond ten (10) years from its date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the optionee and shall not be assignable. Each Option shall provide that: (a) upon the death of the optionee, the Option shall terminate on the earlier of the date determined by the Compensation Committee, which shall not be more than twelve months from the date of death, and the last day of the Exercise Period; and (b) if the optionee shall no longer be a director or officer of, in the employ of, or providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of (i) the expiry of the period not in excess of 90 days following the date that the optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be, and (ii) the last day of the Exercise Period.

The Option Plan provides that any Option that would otherwise expire during or immediately following any “blackout” period during which the Corporation imposes trading restrictions on its employees and directors, will have its expiration date extended to the date which is ten business days following the end of that “blackout” period, provided that no Option may be exercised beyond ten (10) years from its date of grant.

The maximum number of Common Shares that may be reserved for issuance to any one Participant pursuant to Options granted under the Option Plan shall not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to insiders of the Corporation pursuant to the Option Plan and issued to insiders under the Option Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding.

The exercise price of Options issued pursuant to the Option Plan is determined by the Compensation Committee but cannot be less than the closing market price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the trading day immediately prior to the grant of the Option (if no trades occurred on such a day, then on the next previous day on which trading took place) or such other price determined in accordance with the Option Plan as may be set by the Board and approved by the TSX.

Prior to June 3, 2008, the Corporation permitted 25% of an Option grant to vest, with respect to any new Participant, on the date that such Participant begins rendering services to the Corporation and, with respect to existing Participants, on the date at which any such existing Participant signs an agreement relating to an Option grant, with an additional 25% vesting on each of the three following anniversaries of each such date. Since June 3, 2008, the Corporation generally permits one third of an Option grant to vest, with respect to any new Participant, on the first anniversary of the date that such Participant begins rendering services to the Corporation and, with respect to existing Participants, on the first anniversary of the date at which any such existing Participant signs an agreement relating to an Option grant, with an additional one third vesting on each of the two following anniversaries of each such date. The Compensation Committee does, however, retain discretion to vary the vesting provisions of specific Option grants. Under the Option Plan, any unvested Options that are outstanding immediately prior to the occurrence of any change of control or acquisition of the Corporation, or acquisition of all or substantially all of its business, become fully exercisable upon the occurrence of any such event.

Options granted under the Option Plan may not be assigned in any manner whatsoever and the Board currently has the right, at its sole discretion, to amend the Option Plan from time to time and at any time. No amendment to the Option Plan may, however, alter or impair any Participant’s rights under the Option Plan or increase any Participant’s obligations under the Option Plan without that Participant’s consent. Certain amendments of the Option Plan are subject to the prior approval of the TSX and may require the approval of the Corporation’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Option Plan, including  any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan; (b) suspension or termination of the Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including the Income Tax Act (Canada) and the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the Option Plan; (e) any amendment relating to the eligibility of any director, officer, employee or service provider of the Corporation or its subsidiaries to receive an Option under the Option Plan; (f) changes to the vesting provisions for any outstanding Option, except with respect to awards held by any insider; (g) amendments to reduce the exercise price of an Option, except with respect to an Option granted to an insider; (h) amendments to the termination provisions of the Option Plan or any outstanding Option, provided no such amendment may result in an extension of any outstanding Option held by an insider beyond its original expiry date; (i) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; (j) amendments to permit awards granted under the Option Plan to be transferable; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

During the year ended December 31, 2010, the Board approved amendments to the Option Plan in accordance with its amendment procedures to address the following matters:

1.	to restrict the number of Common Shares issuable to non-executive members of the Board, as a group, to a maximum of 1.4% of the outstanding Common Shares;

2.	to restrict the maximum annual grant of Options to any non-executive member of the Board to Options having a value of $100,000;

3.	to require that any of the following changes to the Option Plan will require the approval of WiLAN’s shareholders:

(i)	any increase to the maximum number of Common Shares reserved for issuance under the Option Plan;

(ii)	any reduction in exercise price or cancellation and reissue of granted Options;

(iii)	any amendment that extends the terms of granted Options beyond their original expiry date;

(iv)
amendments to eligible participants under the Option Plan that may permit the introduction or re-introduction of non-executive members of the Board on a discretionary basis or amendments that increase limits previously imposed on non-executive Board member participation;

(v)	any amendment that would permit Options to be transferable or assignable other than for normal estate settlement purposes; and

(vi)	amendments to any amendment provisions in the Option Plan, which amendment provisions require shareholder approval; and

4.	to permit WiLAN to comply with changes in Canadian income tax law that came into effect on January 1, 2011 and that require employers to withhold and remit tax on the exercise of options.

Options to purchase up to 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under the DSU Plan, the Purchase Plan and any other equity compensation plan, have been authorized under the Option Plan. As at March 18, 2011, there were outstanding Options granted pursuant to the Option Plan to purchase up to an aggregate of 8,207,384 Common Shares (or approximately 6.72% of the 122,064,308 outstanding Common Shares) at prices ranging from $0.72 to $5.62 per share and expiring at various dates through March 3, 2017. As at March 18, 2011, the executive officers and directors of the Corporation hold, in the aggregate, Options to purchase up to 5,811,420 Common Shares (or approximately 4.76% of the 122,064,308 outstanding Common Shares).

Deferred Stock Unit Plan

The DSU Plan was originally adopted by the Board effective February 23, 2005, and provided for the issuance of DSUs which were redeemable for cash only. Effective March 14, 2006, the Board amended the DSU Plan to permit the issuance of either Common Shares or cash upon the redemption of DSUs, and the DSU Plan as amended was adopted by shareholders on April 20, 2006.  Further amendments to the DSU Plan were approved by the shareholders of the Corporation on April 26, 2007 and by the Board on June 3, 2008, December 19, 2008 and May 5, 2010.  At March 18, 2011, up to 430,000 Common Shares may be issued under the DSU Plan, representing approximately 0.35% of the 122,064,308 outstanding Common Shares at March 18, 2011.

On December 19, 2008, the Board approved certain amendments to the DSU Plan in accordance with its amendment procedures to limit the number of Common Shares issuable upon the exercise of DSUs from 10% of the outstanding Common Shares (less any Common Shares issuable under any other equity compensation plan), to 430,000 Common Shares, so that the DSU Plan was no longer a “rolling” plan, and imposing a limit of no more than 1.4% of the outstanding Common Shares to be reserved for issuance to non-executive members of the Board pursuant to the exercise of DSUs. On May 5, 2010, the Board approved certain amendments to the DSU Plan in accordance with its amendment procedures to correct and clarify certain incorrectly drafted provisions in the DSU Plan, which amendments had no substantive effect to the DSU Plan.

The DSU Plan provides selected officers, employees, consultants and members of the Board with compensation opportunities which are compatible with shareholder interests, encourages a sense of ownership and enhances the Corporation’s ability to retain key personnel and reward significant achievements. The DSU Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the DSU Plan, to interpret the DSU Plan, to amend or discontinue the DSU Plan and to make all other determinations deemed necessary or advisable for the administration of the DSU Plan. This includes the discretion to decide who will participate in the DSU Plan. Under the provisions of the DSU Plan, the Compensation Committee has delegated authority to the CEO and authorized him to award grants to any existing employee or consultant (other than himself, the Chief Financial Officer or the General Counsel) up to 100,000 DSUs in any year.

The maximum number of Common Shares that may be reserved for issuance to any one insider and its associates pursuant to DSUs granted under the DSU Plan shall not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to insiders of the Corporation pursuant to the DSU Plan and issued to insiders under the DSU Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding. The number of Common Shares reserved for issuance pursuant to the redemption of DSUs by non-executive members of the Board shall not exceed 1.4% of the total number of issued and outstanding Common Shares at any time.

Under the DSU Plan, DSUs are redeemable for their cash equivalent value (the “Cash Equivalent”) or for Common Shares (either issued from treasury or acquired on the open market). The Cash Equivalent is the amount in Canadian dollars equal to the number of DSUs redeemed multiplied by either, at the sole discretion of the Compensation Committee, (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the date of redemption of the DSUs or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of redemption of the DSUs.

The calculation of the number of Common Shares to be issued from treasury upon a redemption of DSUs is based on, at the sole discretion of the Compensation Committee, either (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the relevant redemption date or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the relevant redemption on which there was a closing price.

If the Corporation acquires Common Shares on the open market upon a redemption of DSUs, those Common Shares will be acquired through an independent broker designated by the Compensation Committee (the “Designated Broker”). The Corporation will, in such circumstances, calculate the number of whole Common Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the holder of DSUs. The Corporation, on behalf of the holder of DSUs, will pay the purchase price of the Common Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related to the purchase of the Common Shares.

DSUs vest immediately upon grant, but may only be redeemed upon a DSU holder’s termination (not later than 10 business days prior to the end of the 90 day period following the date of termination), retirement or death (not later than 10 business days prior to the end of the one year period following the date of retirement or death, or December 10 of the calendar year following the year in which the retirement or death occurs). DSUs may not be assigned or transferred in any manner whatsoever other than in the case of the death or incapacity of a participant in the DSU Plan.

The Board currently has the right, at its sole discretion, to amend the DSU Plan from time to time and at any time. No amendment to the DSU Plan may, however, alter or impair any participant’s rights under the DSU Plan or increase any participant’s obligations under the DSU Plan without that participant’s consent. Certain amendments of the DSU Plan are subject to the prior approval of the TSX and the following amendments to the DSU Plan require the approval of the Corporation’s shareholders: (a) increases to the number of Common Shares issuable under the DSU Plan; (b) increases to the number of Common Shares issuable to insiders in general or issued to insiders within any one-year period; (c) changes to the formula used to calculate the number of DSUs credited to a participant with the intention of increasing the number of DSUs issuable; (d) changes that would permit the transfer or assignment of DSUs for any reason other than in connection with a participant’s estate planning; and (e) changes to the formula used to calculate the number of Common Shares from treasury to be delivered to a participant upon redemption of DSUs with the intention of increasing the entitlement of a participant thereunder. In addition, no amendment may be made to the DSU Plan that would cause the acceleration of redemption of any DSUs at a time earlier than generally contemplated by the DSU Plan.

Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the DSU Plan, including  any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (b) suspension or termination of the DSU Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including the Income Tax Act (Canada) and the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the DSU Plan; (e) any amendment relating to the eligibility of any director, officer or employee of the Corporation or its subsidiaries to receive a DSU under the DSU Plan; and (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

During the year ended December 31, 2010, the Board approved amendments to the DSU Plan in accordance with its amendment procedures to correct certain typographic errors in the DSU Plan.

As at March 18, 2011, the total number of DSUs issued and outstanding under the DSU Plan was approximately 69,668, representing approximately 0.06% of the Corporation’s 122,064,308 outstanding Common Shares if all DSUs were exercised in exchange for Common Shares.  The Corporation currently provides no financial assistance to participants to facilitate the purchase of securities under the DSU Plan.

Employee Stock Purchase Plan

The Purchase Plan was originally adopted by the Board on February 21, 2008 and was approved by shareholders on March 27, 2008.  Certain housekeeping amendments to the Purchase Plan were approved by the Board on June 3 and October 16, 2008 and December 9, 2009.  On October 16, 2008, the Board approved certain amendments to the Purchase Plan in accordance with its amendment procedures to clarify when participants in the Purchase Plan may decrease their contributions or terminate their participation in the Purchase Plan. On December 9, 2009, the Board approved certain amendments to the Purchase Plan in accordance with its amendment procedures to reduce the number of Common Shares issuable under the Purchase Plan from 1,200,000 Common Shares to 500,000 (inclusive of Common Shares previously issued under the Purchase Plan) and, as a result of the two month change to the Corporation’s fiscal year end, to change the offering periods under the Purchase Plan from the six-month periods commencing on April 1 and October 1 in each year to the six-month periods commencing on May 16 and November 16 in each year (with the current offering period being the period from November 16, 2010 to May 15, 2011).

The Purchase Plan is intended to encourage Common Share ownership by eligible employees of the Corporation and its participating subsidiaries, so they may share in the growth of the Corporation by acquiring or increasing their proprietary interest in the Corporation.  All regular full-time employees of the Corporation and its participating subsidiaries, but not non-executive members of the Board, may participate in the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

Eligible employees may participate in the Purchase Plan by way of payroll deduction during each six-month “offering period” while the Purchase Plan is in force. At the end of each such six-month period, the funds contributed by employees are be used to purchase Common Shares from treasury. The purchase price of any such Common Shares is the lowest Common Share market closing price during the six-month period, less an additional 10%. An aggregate maximum of 500,000 Common Shares may be purchased under the Purchase Plan, with a limit of 400,000 Common Shares in any one year. Employees may not contribute more than 5% of their annual salary to the Purchase Plan.  The maximum number of Common Shares that may be reserved for issuance to insiders of the Corporation pursuant to the Purchase Plan and issuable to insiders under the Purchase Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security based compensation arrangements of the Corporation is 10% of the Common Shares then issued and outstanding. The Corporation does not provide any financial assistance to eligible employees to facilitate the purchase of Common Shares under the Purchase Plan.

Under the Purchase Plan, participants may terminate their participation upon five business days’ written notice or at any time subject to the CEO’s discretion. In addition, a participant’s participation under the Purchase Plan will terminate immediately upon their termination as an employee of the Corporation or its subsidiaries, although that former participant’s contributions to the Purchase Plan accrued to the date of termination will be used to purchase Common Shares under the Purchase Plan. The Purchase Plan will terminate on the earlier of (1) the date that the Board resolves to terminate the Purchase Plan and (2) the date on which no further Common Shares are available for purchase under the Purchase Plan. Rights under the Purchase Plan are not assignable other than by will, and may only be exercised during a participant’s lifetime by that participant or the participant’s guardian or legal representatives. Upon any sale of all or substantially all of the Corporation’s assets or a merger of the Corporation with another corporation, each right under the Purchase Plan must be assumed or an equivalent right be substituted by the successor to the Corporation.

The Board has the right to amend the Purchase Plan from time to time and at any time, however, no amendment to the Purchase Plan may alter or impair any eligible employee’s rights or increase their obligations thereunder without that employee’s consent. Certain amendments of the Purchase Plan are subject to the prior approval of the TSX and may require the approval of the Corporation’s shareholders; in particular, no amendments may be made to the Purchase Plan to increase the number of Common Shares issuable thereby or to increase the effective discount to the purchase price at which Common Shares may be purchased by eligible employees without the approval of the Corporation’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Purchase Plan, including  any amendment for the purpose of curing any ambiguity, error or omission in the Purchase Plan or to correct or supplement any provision of the Purchase Plan that is inconsistent with any other provision of the Purchase Plan; (b) suspension or termination of the Purchase Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including the Income Tax Act (Canada) and the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the Purchase Plan; (e) any amendment relating to the eligibility of any employee of the Corporation or its subsidiaries to purchase Common Shares under the Purchase Plan; (f) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (g) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

As at March 18, 2011, 214,000 Common Shares have been issued pursuant to the Purchase Plan representing approximately 0.18% of the 122,064,308 outstanding Common Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation’s equity compensation plans as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,912,025	(1)	$2.87	4,060,273	(2)
Equity compensation plans not approved by security holders	Nil		N/A	Nil
Total	6,912,025		$2.87	4,060,273

(1)
These securities include Common Shares issuable pursuant to the exercise of 6,843,217 Options issued and outstanding under the Option Plan (see “Statement of Executive Compensation - Option Plan” above) and 68,808 DSUs issued and outstanding under the DSU Plan (see “Statement of Executive Compensation – Deferred Stock Unit Plan” above).

(2)
The Corporation’s equity compensation plans (which, at December 31, 2010, were the Option Plan, the DSU Plan and the Purchase Plan), in the aggregate, provide for the issuance of up to 10% of the issued and outstanding Common Shares at any given time (i.e. 10% of 109,722,975 at December 31, 2010).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

           Management of the Corporation is not aware of any indebtedness outstanding to the Corporation by any of current or former directors, executive officers or other employees of the Corporation, any nominees for director of the Corporation or any of their respective associates or affiliates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or its subsidiaries to any such persons, at any time since the commencement of the last completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of the Corporation during fiscal 2010 or in any proposed transaction that have materially affected or that would materially affect the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for the Corporation’s insurance policy is $20,000,000 with a deductible amount of $50,000 payable by the Corporation. The aggregate annual premium in fiscal 2010 was $102,500 paid by the Corporation.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP was first appointed as the Corporation’s auditors on October 25, 2006. Prior to October 25, 2006, the auditors of the Corporation were KPMG LLP who acted for the Corporation since its incorporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

New Rights Plan Resolution

At the Meeting, the Corporation’s shareholders will be asked to consider, and if thought advisable, to approve, with or without variation, a resolution (the “New Rights Plan Resolution”) substantially in the form set out in Exhibit “A” to this Circular, to confirm and approve the New Rights Plan. In order to become effective, the New Rights Plan Resolution must be approved by a simple majority of the votes cast at the Meeting by “Independent Shareholders” (as discussed below). As of the date of this Circular, the Corporation is not aware of any shareholder that would not be considered an “Independent Shareholder” and, therefore, the Corporation anticipates that all shareholders will be eligible to vote their respective Common Shares on the New Rights Plan Resolution.

The Corporation’s existing shareholder rights plan, that was established and governed by a Shareholder Rights Plan Agreement dated March 21, 2005 by and between WiLAN and Computershare, in its capacity as “Rights Agent”, as amended and restated by an Amended and Restated Shareholder Rights Plan Agreement dated March 27, 2008 by and between the Corporation and Computershare (as so amended and restated, the “Existing Rights Plan”), will terminate on April 27, 2011 if the New Rights Plan Resolution is not approved and the New Rights Plan not confirmed and approved by shareholders.

In connection with submitting the New Rights Plan to shareholders for confirmation and approval, the Board considered, among other matters, developments in shareholder rights plans since the Existing Rights Plan was reconfirmed by shareholders on March 27, 2008 and the terms and conditions of current right plans adopted by other Canadian public companies. Based upon this review, the Board determined that it would be appropriate to adopt the New Rights Plan in order to ensure that it remains consistent with the current generation of shareholder rights plans in Canada and the objectives of these plans. The principal terms of the New Rights Plan, including a description of the proposed amendments from the Existing Rights Plan, are summarized below.

The New Rights Plan will be established and governed by a Shareholder Rights Plan Agreement dated April 27, 2011 by and between WiLAN and Computershare, in its capacity as “Rights Agent” (the “New Rights Plan Agreement”). The following summary of the New Rights Plan is qualified in its entirety by reference to the full text of the New Rights Plan Agreement including the definitions therein, and discusses the amendments contemplated by the New Rights Plan as compared to the Existing Rights Plan. The complete text of the Existing Rights Plan Agreement is available and the New Rights Plan Agreement will be made available at www.sedar.com; any shareholder or interested party can obtain copies of the Rights Plan Agreement or the New Rights Plan Agreement by contacting the Corporation’s Assistant General Counsel and Corporate Secretary.

Objectives

The primary objective of each of the Existing Rights Plan and the New Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder with an equal opportunity to participate in such a bid. The New Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the New Rights Plan Agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Effective Date and Term

The “Effective Date” of the Existing Rights Plan is March 21, 2005 and the Existing Rights Plan currently extends to the close of business on the date of the Corporation’s 2011 annual meeting of shareholders (i.e. the date of the Meeting).

If the New Rights Plan Resolution is adopted by shareholders at the Meeting and the New Rights Plan Agreement is adopted by the Corporation, the New Rights Plan will extend to the close of business on the date of the Corporation’s 2014 annual meeting of shareholders.

Issue of Rights

The New Rights Plan provides for the issuance of one right (each, a “Right”) on April 27, 2011 to be attached to each outstanding Common Share at that date and attached to every Common Share issued after that date.

Certificates and Transferability

Prior to the Separation Time (as described below), Rights are evidenced by a legend imprinted on certificates representing Common Shares issued from and after the Effective Date, and are not transferable separately from the Common Shares. From and after the Separation Time, Rights will be evidenced by Rights certificates which will be mailed to holders and may be transferred and traded separately from the Common Shares.  Common Share certificates issued prior to the date of the New Rights Plan will evidence Rights under the New Rights Plan.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the outstanding Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the New Rights Plan (a “Permitted Bid”). Prior to a Flip-in Event (as described below), each Right entitles the registered holder thereof to purchase from the Corporation one (1) Common Share at the “Exercise Price” of $80, subject to adjustments and anti-dilution provisions. A “Flip-in Event” is generally the beneficial acquisition by any person (an “Acquiring Person”) of 20% or more of the outstanding Common Shares other than by way of a Permitted Bid. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person), will permit registered holders to purchase Common Shares having a market value of $160 for the same $80 Exercise Price (i.e. upon payment of the Exercise Price, registered holders of Rights will receive the number of Common Shares having an aggregate market price equal to twice the Exercise Price).

The issue of the Rights is not initially dilutive to shareholders. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

A bidder may enter into lock-up agreements with the Corporation’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their Common Shares to a take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such lock-up agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over or to support another transaction that will provide greater value to the shareholder than the Subject Bid by containing an offering price or an offer for a greater number of securities that exceeds the offering price or the number of securities contained in the Subject Bid by at least 7%. For greater certainty, a lock-up agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price or a higher number of securities in another transaction as long as the shareholder can accept another bid or tender to another transaction.

The New Rights Plan requires that any lock-up agreement be made available to the Corporation and the public and also provides that under a lock-up agreement no “break up” fees, “top up” fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2.5% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Subject Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all shareholders;

(iii)
the take-over bid must be outstanding for a minimum period of 60 days, during which time shareholders may deposit and withdraw Common Shares to and from the take-over bid, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period, and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn provided that if the take-over bid is for less than all of the outstanding Common Shares, no Common Shares will be taken up or paid for pursuant to the take-over bid prior to the end of the 10 business day period referenced in (iv) below; and

(iv)
if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The New Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board, acting in good faith, may waive the application of the New Rights Plan (1) prior to the occurrence of a Flip-in Event, where a take-over bid is made by a take-over bid circular to all holders of Common Shares or (2) following the occurrence of a Flip-in Event, where (a) the Board determines that a Person has inadvertently become an Acquiring Person provided that person reduces its beneficial ownership of Common Shares to beneath 20% of the outstanding Common Shares within 14 days or (ii) an Acquiring Person reduces their beneficial ownership to less than 20% of all outstanding Common Shares (each of (1) and (2), an “Exempt Acquisition”). Where the Board exercises its waiver power for one take-over bid made by take-over bid circular, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Right. Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition. Upon any such redemption of Rights, the Corporation will be deemed to have issued replacement Rights to all holders of its then outstanding Common Shares.

Amendment

The Board may amend the New Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board may correct clerical or typographical errors without such approval and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the New Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The New Rights Plan does not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. When a Permitted Bid is made, the Board will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Institutional Investors

Generally, managers or trustees of certain mutual funds as well as the mutual funds themselves, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators or trustees of registered pension plans or funds (as well as the pension plans or funds) acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Canadian Federal Income Tax Consequences

THIS STATEMENT IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE NOR SHOULD IT BE CONSTRUED TO CONSTITUTE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF ACQUIRING, HOLDING, EXERCISING OR OTHERWISE DISPOSING OF THEIR RIGHTS, TAKING INTO ACCOUNT THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY APPLICABLE TAX LAWS.

The Corporation considers that any new Rights, as and when issued, will have negligible monetary value and, therefore, shareholders resident or deemed to be resident in Canada will not be required to include any amount in income under the Income Tax Act (Canada) (the “Tax Act”) as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost. Such holders may be required to include an amount in income or realize a capital gain in the event that the Rights are exercised or otherwise disposed of.

On the basis that any new Rights, as and when issued, will have negligible monetary value, the issuance of Rights to a shareholder that is neither resident nor deemed to be resident in Canada for purposes of the Tax Act, will not be subject to non-resident withholding tax under the Tax Act. The exercise or disposition of such Rights by such holders may have income or withholding tax consequences under the Tax Act. The amendments to the terms of existing issued Rights that will continue to be held should not be regarded as significant enough to result in a disposition of such Rights for purposes of the Tax Act.

United States Federal Income Tax Consequences

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the New Rights Plan does not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. If the Rights should become exercisable, shareholders should consult their own tax advisors concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Eligibility for Investment in Canada

The Rights are qualified investments under the Tax Act for registered retirement savings plans, tax-free savings accounts, registered retirement income funds, deferred profit savings plans and registered education savings plans, provided that the Common Shares are at all relevant times for purposes of the Tax Act qualified investments for such plans. The issuance of the Rights will not affect the eligibility of the Common Shares as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

Vote Required

Shareholder approval of the New Rights Plan is not required by law but is required by applicable stock exchange rules including the rules of the TSX. New Rights Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the Meeting. If the New Rights Plan Resolution is passed at the Meeting, the New Rights Plan will become effective on April 27, 2011. If the New Rights Plan Resolution is not passed at the Meeting, the New Rights Plan will not become effective and the Existing Rights Plan will terminate.

Recommendation of the Board of Directors

The Board has reviewed the New Rights Plan for conformity with current practices of Canadian issuers relating to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation have in place a shareholder rights plan in the form of the New Rights Plan. Accordingly, the Board unanimously recommends a vote “FOR” the confirmation and approval of the New Rights Plan. Effective March 1, 2011, the Board resolved to adopt the New Rights Plan, subject to regulatory approval and approval by the Independent Shareholders at the Meeting. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the approval of the New Rights Plan. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the New Rights Plan Resolution.

The Board reserves the right to alter any terms of or not proceed with the New Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including the Corporation’s Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit “B” to this Circular and the disclosure on audit committees required by MI 52-110 is provided in the Corporation’s current Annual Information Form dated March 1, 2011 and filed on www.sedar.com.

PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

SHAREHOLDER PROPOSALS

Any person entitled to vote at the next annual meeting of the Corporation’s shareholders, who desires to raise a matter at such meeting, must submit a proposal to the Corporation no later than December 15, 2011 outlining the matter in the manner contemplated in section 137 of the CBCA.

ADDITIONAL INFORMATION

Additional information concerning the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year.

Information (including copies of financial statements and MD&A) can be obtained by making a request of the Corporation’s Investor Relations Department at (613) 688-4330 or at ir@wilan.com.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Corporation have approved the contents and the sending of this Circular.
DATED:	March 18, 2011

James D. Skippen
Chairman & Chief Executive Officer
WI-LAN INC.

EXHIBIT “A”
Rights Plan Resolution

BE IT RESOLVED THAT:

1.            the Shareholder Rights Plan of the Corporation be and is hereby confirmed and approved, and the Shareholder Rights Plan Agreement between the Corporation and Computershare Investor Services Inc. dated April 27, 2011 (the “Rights Plan Agreement”) be and is hereby also confirmed and approved;

2.            any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution; and

3.            notwithstanding the approval by the shareholders of the Corporation of this resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this resolution and not proceed with the Rights Plan Agreement.

EXHIBIT “B”
Statement of Corporate Governance Practices

1. Board of Directors
(a) Disclose the identity of directors who are independent
During the year ended December 31, 2010,  Robert S. Bramson, Dr. Michel T. Fattouche, John K. Gillberry, William K. Jenkins, W. Paul McCarten, Jim Roche and Richard Shorkey were “independent” directors (as that term is defined in Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators).

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination	James D. Skippen is not “independent” because he is the Chairman, President, Chief Executive Officer and Chief Legal Officer of the Corporation.
(c) Disclose whether or not a majority of directors are independent.  If a majority of the directors are not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently comprised of eight members, seven of whom are “independent” directors.
(d) Identify any director who is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction and identify that issuer.
Except as noted below, none of the members of the Board are directors of any other reporting issuer (or the equivalent): Mr. Skippen is a director of Icron Technologies Corporation; Mr. Gillberry is a director of Zaio Corporation; Mr. Roche is a director of Aztech Innovations Inc.; and Dr. Fattouche is a director of Cell-Loc Location Technologies Inc.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The “independent” directors may hold discussions during or after regularly scheduled quarterly Board meetings or call meetings at any time in their discretion in either case without management representatives in attendance. As Lead Director, Mr. Shorkey leads these discussions and chairs these meetings. The “independent” directors have held three meetings since the beginning of the Corporation’s most recently completed financial year.

The Audit Committee also has discussions with the auditors without management present. The “independent” directors have unfettered access to information regarding the Corporation’s activities, and have the ability to engage outside advisors and the power to meet independently of management.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Skippen, the Chairman of the Board, is not “independent” because he is the Chairman, President, Chief Executive Officer and Chief Legal Officer of the Corporation.

Mr. Shorkey, the Lead Director of the Board, is “independent”. Mr. Shorkey ensures that the Board operates independently of management and that directors have a contact in a leadership role who is “independent”. Mr. Shorkey chairs sessions of the “independent” directors, serves as a liaison between the “independent” directors and management and ensures that the Board’s agenda enables it to carry out its duties successfully

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the disclosure of the attendance record for all Board members set out at Exhibit “C” to this Circular.

2. Board Mandate
Disclose the text of the board’s written mandate.	The text of the Board’s written mandate (the “Mandate”) is set out in Exhibit “D” to this Circular.
3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board, for the Lead Director and for the chairs of each Committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a written position description for the Chief Executive Officer.
4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding
(i)   the role of the board, its committees and its directors, and
(ii)  the nature and operation of the issuer’s business

The Board does not have a formal process of orienting new Board members, however, an informal orientation occurs at the first Board meeting following the election of any new director and all members of the Board are encouraged to attend WiLAN’s internal quarterly business update meetings to learn the fundamentals of the Corporation’s business.  The Governance Committee has the responsibility of monitoring the existing process in order to determine if a more formal orientation process is warranted.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Board has not developed a formal continuing education program.  The Corporation’s Corporate Secretary provides regular updates to the Board on new developments in corporate governance.  Information on seminars and conferences are also passed along to directors but attendance at such events is not mandatory. The cost of attendance at seminars and conferences is paid by the Corporation.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i)    disclose how a person or company may obtain a copy of the code;
(ii)  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), with respect to which:

(i)  a copy of the Code is available on the Corporation’s website at www.wilan.com and at www.sedar.com;

(ii)  the Code provides for a reporting mechanism to the Board and

(iii) there has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code requires that directors be free of conflicting interests when they represent the Corporation in business dealings or are making recommendations which could influence WiLAN’s subsequent actions.  Directors and officers must also bring any potential or actual conflict of interest situation to the attention of the Chairman of the Board for discussion, review and written approval if required.  The General Counsel of the Corporation also receives copies of any such approvals.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board believes that the Code together with the Corporation’s Corporate Disclosure and Confidentiality Policy, Trading Securities Policy and Whistleblower Protection Policy on Financial Matters are collectively sufficient to encourage and promote a culture of ethical business conduct within the Corporation.

6. Nomination of Directors
(a)  Describe the process by which the board identifies new candidates for board nomination.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee, in consultation with the Lead Director and the Chief Executive Officer, is responsible for identifying qualified director candidates pursuant to the Governance and Nominating Committee Charter (the “Governance Committee Charter”), a copy of which is attached as Exhibit “E” to this Circular.

The Governance Committee is currently composed of Dr. Fattouche and Messrs. Jenkins and McCarten, each of whom is an “independent” director.

The Governance Committee Charter sets out the responsibilities, powers and operation of the Governance Committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers	Please refer to “Compensation Discussion and Analysis” in the accompanying Management Proxy Circular.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Messrs. Bramson, Roche and Shorkey, each of whom is an “independent” director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The mandate of the Compensation Committee is set out at Exhibit “F” to this Circular and sets out the responsibilities, powers and operation of the Compensation Committee.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
During fiscal 2010, the Board did not retain any compensation consultant.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any other committees.
9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Lead Director has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.  Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings.

The Governance Committee, in consultation with the Chairman & Chief Executive Officer, prepares and approves the annual list of nominees to be presented at the Corporation’s annual meeting of shareholders.

EXHIBIT “C”
Summary of Board Member Attendance at Board and Committee Meetings in Fiscal 2010

	Robert Bramson	Dr. Michel Fattouche	John Gillberry	William Jenkins	W. Paul McCarten (1)	Jim Roche (2)	Richard Shorkey	James Skippen
Board Meetings
March 2, 2010	✓	✓	✓	✓	N/A	N/A	✓	✓
May 5, 2010	✓	✓	✓	Absent	N/A	N/A	✓	✓
Aug 9, 2010	✓	✓	✓	✓	✓	✓	✓	✓
Nov 8, 2010	✓	✓	✓	✓	✓	✓	✓	✓
Nov 29, 2010	✓	Absent	✓	Absent	✓	✓	✓	✓
Dec 15, 2010	✓	✓	✓	✓	✓	Absent	✓	✓
Total Attendance	6/6	5/6	6/6	4/6	4/4	3/4	6/6	6/6

Audit Committee Meetings
Jan 22, 2010	N/A	N/A	✓	✓	N/A	N/A	✓	N/A
March 2, 2010	N/A	N/A	✓	✓	N/A	N/A	✓	N/A
May 5, 2010	N/A	N/A	✓	Absent	N/A	N/A	✓	N/A
Aug 9, 2010	N/A	N/A	✓	✓	N/A	N/A	✓	N/A
Nov 8, 2010	N/A	N/A	✓	✓	N/A	N/A	✓	N/A
Total Attendance	N/A	N/A	5/5	4/5	N/A	N/A	5/5	N/A

Compensation Committee Meetings (3)
Dec 6, 2010	✓	N/A	N/A	N/A	N/A	✓	✓	N/A
Total Attendance	1/1	N/A	N/A	N/A	N/A	1/1	1/1	N/A

Governance Committee Meetings (4)
April 1, 2010	✓	✓	N/A	✓	N/A	N/A	N/A	N/A
Total Attendance	1/1	1/1	N/A	1/1	N/A	N/A	N/A	N/A

Notes:

(1)	Mr. McCarten was elected to the Board on June 3, 2010 and to the Governance Committee on August 9, 2010.
(2)	Mr. Roche was elected to the Board on June 3, 2010 and to the Compensation Committee on August 9, 2010.
(3)	Since August 9, 2010, the members of the Compensation Committee have been Messrs. Bramson, Roche and Shorkey.
(4)	Since August 9, 2010, the members of the Governance Committee have been Messrs. Fattouche, Jenkins and McCarten.

EXHIBIT “D”
Mandate of the Board of Directors of Wi-LAN Inc.

*****************
WI-LAN INC.

BOARD OF DIRECTORS
MANDATE

Appointment and Composition

Directors of Wi-LAN Inc. (“Wi-LAN”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Wi-LAN Board of Directors (the “Board”). The Board will subsequently elect a Chairman of the Board (the “Chairman”) who is not an executive officer of Wi-LAN or a Chairman who is an executive officer of Wi-LAN and a lead director who is not an executive officer of Wi-LAN.  The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time.  In this regard, at least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board should qualify as “independent” directors in accordance with the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Wi-LAN.  The Board’s relationship with Wi-LAN is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship.  The Board oversees the operations of Wi-LAN and supervises its management, which is responsible for the day-to-day conduct of the business.  The Board establishes Wi-LAN’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility.  The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit, Compensation, Governance and Nominating Committees.  The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)
setting Wi-LAN’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Wi-LAN;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

(d)	approving the corporate compensation plan, including compensation for the CEO and for individual directors, with input from the Compensation Committee;

(e)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f)	identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g)	succession planning, including appointing, training, monitoring and terminating senior management pursuant to the recommendations of the Compensation Committee;

(h)	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i)	approving annual and interim financial results, MD&A, management proxy circulars and their publication;

(j)	overseeing internal control and management information systems;

(k)	setting up measures for receiving feedback from shareholders;

(l)	overseeing all matter relating to Wi-LAN’s legal, regulatory and financial integrity; and

(m)	adopting, pursuant to the recommendation of the Governance and Nominating Committee, a system of corporate governance policies and practices, including an annual review.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity.  Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board.  Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about Wi-LAN’s business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit Wi-LAN offices when appropriate; and

•	annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Wi-LAN has developed a Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange.  The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy’s objectives.

Wi-LAN’s spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company’s web site at www.wilan.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

EXHIBIT “E”
Governance and Nominating Committee Charter of the Board of Directors of Wi-LAN Inc.

******************
WI-LAN INC.

  GOVERNANCE AND NOMINATING COMMITTEE
  CHARTER

Establishment and Purpose

The Board of Directors (the “Board”) of Wi-LAN Inc. (“Wi-LAN”) has established a Governance and Nominating Committee (the “Committee”) to identify candidates for director, to recommend to the Board qualified director candidates for election at the next annual meeting of shareholders and to take a leadership role in shaping corporate governance by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices.

Appointment and Removal

The Committee shall consist of not less than two directors (the “Members”) appointed annually by the Board.  Any Member may be removed or replaced at any time by the Board.  A Member shall cease to be a Member upon ceasing to be a member of the Board.

A majority of the Members should be both “unrelated” directors and “independent” directors (as such terms are defined under the requirements or guidelines in applicable securities laws and the rules of any stock exchange on which Wi-LAN’s securities are listed for trading).

Structure and Reporting

The Committee meets as required, but at least once annually.  A majority of the Committee shall constitute quorum. The CEO is expected to attend.  Attendance by the General Counsel and the Chief Financial Officer is desirable.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have full access to all Wi-LAN books, records, facilities, and personnel.  The Committee may require such Wi-LAN officers, directors and employees as it may see fit from time to time to provide any information about Wi-LAN as it may deem appropriate and to attend and assist at meetings of the Committee.  The Committee may adopt policies and procedures for carrying out its responsibilities.  The Committee may, in its sole discretion and at Wi-LAN’s expense, retain, and agree to compensate, outside advisors to assist with the performance of its duties.  The Committee may delegate from time to time to any person, including any individual member of the Committee, or subcommittee, any of the Committee’s responsibilities that lawfully may be delegated.

Responsibilities

In furtherance of the Committee’s purposes, the Committee shall:

(a)
make recommendations to the Board on an ongoing basis concerning corporate governance in general and regarding the Board’s stewardship role in the management of Wi-LAN including the roles and responsibilities of directors and the recommendation of appropriate policies and procedures to ensure directors carry out their duties with due diligence and in compliance with all legal requirements;

(b)	recommend to the Board a system of corporate governance policies and practices, monitor its implementation and, as appropriate, recommend updates and improvements to it;

(c)	monitor outside corporate governance regulations and developments, keep the Board sufficiently informed and recommend actions as appropriate;

(d)	co-ordinate an annual corporate governance review by the Board;

(e)	ensure that any required corporate governance disclosures are duly reported on, and approve the information to be disclosed;

(f)
at least annually formally review and make recommendations on the composition of the Board and its committees, including a review of what competencies and skills the Board, as a whole, should possess and currently possesses and a review of the appropriate size of the Board in order to facilitate effective decision-making;

(g)
identify individuals qualified to become new Board and/or committee members, taking into consideration the competencies and skills that each such nominee will bring to the Board or committee and whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member;

(h)	in light of (f) and (g) above, make recommendations of appropriate nominees to the Board and members of its committees;

(i)	ensure that a majority of the directors are independent according to applicable rules and regulations;

(j)	review the mandates of the Board’s committees and any recommendations received from such committees and recommend appropriate changes;

(k)
ensure that newly elected directors and committee members receive an effective and comprehensive orientation and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members and to ensure their knowledge and understanding of Wi-LAN’s business remains current;

(l)	develop a review process (the “Process”) for periodic assessment of the effectiveness of each director, the Board and each of its committees and co-ordinate, supervise and assess the Process;

(m)
establish procedures for effective Board meetings and otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest;

(n)
ensure that appropriate processes are established by the Board to fulfill its responsibility for (i) oversight of strategic direction and development and review of ongoing results of operations and (ii) oversight of investor relations and public relations activities and procedures for the effective monitoring of its shareholder base, receipt of shareholder feedback and responses to shareholder concern;

(o)
review and recommend the adoption of Wi-LAN’s strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associates with ensuring an effectives system of corporate governance (the “Policies”);

(p)	review with legal counsel compliance with applicable laws and regulations and inquiries received from regulators and governmental agencies;

(q)	authorize and oversee the investigation of any alleged breach of any Policies;

(r)	annually evaluate the Committee’s performance as compared to the requirements of this Charter; and

(s)	annually review the Committee’s Charter and any other documents used by the Committee in fulfilling its responsibilities.

Chairperson

The Board shall also appoint annually a Chairperson of the Committee from among the Members.  The Chairperson’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively.  Specifically, the Chairperson shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairperson of the Board, the Members, the Chief Executive Officer and the Corporate Secretary, set the agendas for the meetings of the Committee;

(c)
in collaboration with the Chairperson of the Board, the Chief Executive Officer and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	act as liaison and maintain communication with the Chairperson of the Board and the Board to optimize and co-ordinate input from directors and to optimize the effectiveness of the Committee; and

(f)	provide leadership to the Committee with respect to its functions as described in the Committee’s Charter and as otherwise may be appropriate.

EXHIBIT “F”
Mandate of the Compensation Committee of the Board of Directors of Wi-LAN Inc.

**********************
WI-LAN INC.

COMPENSATION COMMITTEE CHARTER

Establishment and Purpose

The Board of Directors (the “Board”) of Wi-LAN Inc. (“Wi-LAN”) has established a Compensation Committee (the “Committee”) to assist the Board in discharging the Board’s oversight responsibilities relating to the compensation, development, succession and retention of the Chief Executive Officer (the “CEO”) and key employees, and the establishment of fair and competitive compensation and performance incentive plans.

Appointment and Removal

The Committee shall consist of two or three directors (the “Members”) appointed annually by the Board.  Any Member may be removed or replaced at any time by the Board.  A Member shall cease to be a Member upon ceasing to be a member of the Board.

A majority of the Members should be both “unrelated” directors and “independent” directors (as such terms are defined under the requirements or guidelines for compensation committee service in applicable securities laws and the rules of any stock exchange on which Wi-LAN’s securities are listed for trading).

Structure and Reporting

The Committee meets as required, but at least once annually.  A majority of the Committee shall constitute quorum.  The CEO is expected to attend all Committee meetings.  Attendance by the CFO and the General Counsel is desirable.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have full, unrestricted direct access to all Wi-LAN books, records, facilities, and personnel, and shall be provided with the resources necessary to carry out its duties.  The Committee may require such Wi-LAN officers, directors and employees as it may see fit from time to time to provide any information about Wi-LAN as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities.  The Committee may, in its sole discretion and at Wi-LAN’s expense, retain, and agree to compensate, outside advisors to assist with the performance of its duties.  The Committee may delegate from time to time to any person, including any individual member of the Committee, or subcommittee, any of the Committee’s responsibilities that lawfully may be delegated.

Responsibilities

In furtherance of the Committee’s purposes, the Committee shall:

(a)
review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives and make recommendations to the Board with respect to  the CEO’s compensation level based on that evaluation;

(b)	recommend to the Board the appointment/termination of the CEO;

(c)
based on compensation adjustments within the approved annual budget or recommendations from the CEO, recommend to the Board the appointment, promotion, termination and compensation of the CEO’s direct reports;

(d)	annually review Wi-LAN’s development and succession plans including recruitment, training and evaluations;

(e)	review and recommend to the Board the annual corporate compensation plan and guidelines;

(f)	establish and monitor the terms and conditions of stock option, stock purchase or other equity compensation plans (the “Plans”) and any related agreements and amendments to the Plans;

(g)	act as the Board committee responsible for overseeing the administration by Wi-LAN management of the Plans, including reviewing, approving and recommending to the Board awards under the Plans;

(h)
recommend to the Board from time to time the amount, determination and payment of remuneration to be paid by Wi-LAN to the members of the Board in light of their time commitment, fees paid by comparable companies and their responsibilities;

(i)	assist the CEO by reviewing major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs;

(j)	review, approve and monitor, on at least an annual basis, compensation and benefits programs;

(k)	ensure that human resources policies are in compliance with applicable laws and regulations;

(l)	review management’s recommendations respecting hirings, firings, transfers and promotions of senior officers and related severance packages;

(m)	review and monitor the overall employment environment and consider any other human resources issues as it considers appropriate or as may be referred to it by the Board;

(n)	annually evaluate the Committee’s performance as compared to the requirements of this Charter; and

(o)	annually review the Committee’s Charter and any other documents used by the Committee in fulfilling its responsibilities.

Chairperson

The Board shall also appoint annually a Chairperson of the Committee from among the Members.  The Chairperson’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively.  Specifically, the Chairperson shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairperson of the Board, the Members, the CEO, the Chief Financial Officer and the Corporate Secretary, set the agenda for the meetings of the Committee;

(c)
in collaboration with the Chairperson of the Board, the CEO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	act as liaison and maintain communication with the Chairperson of the Board and the Board to optimize and co-ordinate input from directors and to optimize the effectiveness of the Committee; and

(f)	provide leadership to the Committee with respect to its functions as described in the Committee’s Charter and as otherwise may be appropriate.